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FORM X-17A-5
PART III

SEC FILE NUMBER
8-49118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Six Forks Road, Suite 200
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard K. Bryant — 919 831 2370 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard K. Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Brokerage, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

EVE NUTTER NOTARY Comm. Exp. 3-15-2022 PUBLIC WAKE COUNTY, NC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL INVESTMENT BROKERAGE, INC.

Financial Statements and Supplementary Information

Years Ended December 31, 2019 and 2018

TABLE OF CONTENTS

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Capital Investment Brokerage, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Capital Investment Brokerage, Inc. (the "Company") as of December 31, 2020 and 2019, and the related statements of income and retained earnings, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in schedules 1-4 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the company's auditor since 1996.

Raleigh, North Carolina
February 19, 2021

CAPITAL INVESTMENT BROKERAGE, INC.

Balance Sheets

December 31, 2020 and 2019

	2020	2019
Assets		
Current assets:		
Cash and cash equivalents	$ 180,115	$ 234,158
Receivable from clearing agent	35,043	60,534
Other receivables	55,883	88,649
Prepaid expenses	4,472	2,820
Current portion of notes receivable	-	300
Total current assets	275,513	386,461
Property and equipment, net	-	-
Goodwill	260,435	260,435
Deposits	21,516	21,516
	$ 557,464	$ 668,412
Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	$ 90,269	$ 128,762
Accounts and other payables	1,230	1,116
Accrued retirement	12,000	12,000
Total current liabilities	103,499	141,878
Stockholders' equity:		
Common stock, no par value	371,000	371,000
Additional paid-in capital	50,000	50,000
Retained earnings	32,965	105,534
Total stockholders' equity	453,965	526,534
	$ 557,464	$ 668,412

See accompanying notes and auditors' opinion.

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Income and Retained Earnings

Years Ended December 31, 2020 and 2019

	2020	2019
Revenues:		
Commissions on exchange listed securities executed on exchanges	$ 21,103	$ 19,463
Other security commissions	239,325	284,592
Sales of investment company shares	256,616	218,270
Fees for account supervision, investment advisory, and administrative services	348,803	376,881
Other revenues	1,058,190	1,256,999
	1,924,037	2,156,205
Operating expenses:		
Salaries and related expenses	333,606	320,675
Management fees	144,000	154,000
Commissions	1,255,572	1,441,520
Registration and fees	126,197	115,725
Publications	7,995	13,632
Legal and professional	38,879	32,444
Insurance	29,221	27,547
Taxes and licenses	772	3,482
Retirement	13,865	12,000
Miscellaneous	4,504	5,887
	1,954,611	2,126,912
Operating income (loss)	(30,574)	29,293
Other income (expense)		
Interest income	2,276	2,222
Interest expense	(372)	-
	1,904	2,222
Net income (loss)	(28,670)	31,515
Retained earnings, beginning of year	105,534	238,642
Dividends paid	(43,899)	(164,623)
Retained earnings, end of year	$ 32,965	$ 105,534

See accompanying notes and auditors' opinion.

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Cash Flows

Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net income (loss)	$ (28,670)	$ 31,515
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing agent	25,491	8,864
Other receivables	32,766	88,208
Prepaid expenses	(1,652)	(969)
Accounts and other payables	114	(2)
Commissions payable	(38,493)	(179,442)
Net cash provided (used) by operating activities	(10,444)	(51,826)
Cash flows from investing activities:		
Loans made	-	(1,500)
Collections on loans	300	2,700
Net cash provided (used) by investing activities	300	1,200
Cash flows from financing activities:		
Dividends paid	(43,899)	(164,623)
Net cash provided (used) by financing activities	(43,899)	(164,623)
Net decrease in cash and cash equivalents	(54,043)	(215,249)
Cash and cash equivalents, beginning of year	234,158	449,407
Cash and cash equivalents, end of year	$ 180,115	$ 234,158
Interest paid	$ 372	$ -

See accompanying notes and auditors' opinion.

CAPITAL INVESTMENT BROKERAGE, INC.

Notes to Financial Statements

December 31, 2020 and 2019

(1) Organization and Significant Accounting Policies

Capital Investment Brokerage, Inc. (the "Company") was incorporated as a North Carolina corporation on October 15, 1996 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in approximately forty-four other states. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industries Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts, nor does it perform custodial functions related to customer securities.

Revenue Recognition

Revenue is recognized at the point-of-sale when promised services or product is transferred to customers in an amount that is reflective of what the Company expects to receive in exchange for those services. Revenue can also be recognized at the point it is received if no reasonable estimate can be determined. Revenue is reported on a gross basis. The commissions and fees are paid to the advisors for initiating the transaction. See Note 8 for further discussion of revenues.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Receivable from Clearing Agent and Other Receivables

The Company clears certain transactions though a clearing agent on a fully disclosed basis. Commissions and fees owed to the Company from the clearing agent have been recorded as a receivable from clearing agent. In addition, the Company has accrued certain other commissions and fees that were earned prior to year end. The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2020 and 2019.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no provision for income taxes for the Company. Management does not believe the financial statements include any significant uncertain tax positions.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. No impairment occurred in 2020 or 2019.

Reclassifications

At times, reclassifications need to be made so that the prior period presented is comparable to the current period. These reclassifications have no material effect on the prior period's financial position or results of operations.

(2) Fair Value of Financial Instruments

Financial instruments held by the Company include accounts and notes receivable and accounts and commissions payable. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020 and 2019, the Company's net capital was $156,965 and $227,447, respectively, which was $106,965 in excess of its required net capital in 2020 and $177,447 in excess of its required net capital in 2019. The Company's ratio of aggregate indebtedness to net capital was 0.66 to 1 and 0.62 to 1 as of December 31, 2020 and 2019, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k) (2) (ii), as the Company does not carry security accounts for customers or perform custodial functions relating to the customers' securities. Under the exemption, the Company is not required to maintain a reserve for the benefit of customers.

(4) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2020 and 2019, the Company had no uninsured cash balances.

(5) Notes Receivable

The Company has made various unsecured loans to employees and registered representatives. The loans bear interest at various rates and reflect various repayment terms. The balances at December 31, 2020 and 2019 are as follows:

	2020	2019
Notes receivable	$ -	$ 300
Less current portion	-	300
Long-term portion	$ -	$ -

(6) Property and Equipment

Property and equipment is summarized by major classifications as follows:

	2020	2019
Office equipment	$ 65,116	$ 65,116
Less accumulated depreciation	65,116	65,116
	$ -	$ -

(7) Common Stock

The authorized, issued and outstanding common stock as of December 31, 2020 and 2019 of the Company consisted of the following:

	Shares Issued and Outstanding	
	2020	2019
Common stock - class A, voting, 51,500 shares authorized	30,141	30,141
Common stock - class B, non-voting, 48,500 shares authorized	26,257	26,257
Total shares	56,398	56,398

(8) Revenues

Performance Obligations

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases of securities. The category includes commissions generated by the sale of securities on the exchanges and the sale of investment company shares. Front-end sales commissions and related clearing costs associated with trades introduced by the clearing broker-dealer are recognized on a trade date basis. Trailing commission revenue varies by investment product and is based on a percentage of the current market value of clients' investments in eligible assets and recognized over the period during which services are performed. Due to the fact that trailing commission revenue is based on the market value of investments, this variable consideration is constrained until the market value is determinable.

Insurance Products

Commissions are also recognized on the sale of insurance products. Commissions paid by the insurance carrier are based on a percentage of the premium the insurance carrier charges the policyholder. Annual trailing commissions are paid at the time the policyholder renews the contract. Variable and fixed annuities also pay a commission at the time of sale. Annuity trail revenues are based on asset value and recognized over time. Due to the fact that trailing commission revenue is based on the market value of investments this variable consideration is constrained until the market value is determinable.

Asset-Based Revenue

Asset-based revenue is generated from fee sharing arrangements with clearing broker-dealer's cash sweep programs. Cash sweep fees are generated based on advisors' clients' cash sweep accounts. The uninvested cash balances are swept into third-party money market funds for which the clearing broker-dealer receives fees. The Company receives a portion of those fees based upon the related contractual arrangement with the clearing agent. The programs include money market and margin sweep accounts. Asset-based revenue is recognized over time.

Revenue from Registered and Unregistered Offerings

Revenue from registered or unregistered offerings represents sales concessions generated by the advisor for their clients' purchase of alternative offerings. The concessions are determined based on a percentage of the invested amount. The revenue is recognized at the point-of-sale.

Fees Earned

Fees earned include such revenue items as 12b-1 fees, solicitor fees, registered investment advisor (RIA) oversight fees, and sponsorship fees. Trailing 12b-1 commission revenue is generally based on a percentage of the current market value of client eligible assets and is recognized in the period that the on-going support is performed. Trail revenue is recognized over time. The Company receives fees from product sponsors, primarily mutual fund, annuity, and alternative companies for marketing support and sales education. The fee is generally computed as a fixed fee (point-of-sale) or a percentage of sales (over time). Solicitor fees are also generated by our affiliated RIA, Capital Investment Advisors, and revenue is recognized over time.

(8) Revenues, Continued

Other Revenue

The Company receives compensation for miscellaneous rebates such as postage and handling, IRA fees and inactive account fee rebates. Revenue is earned at the point-of-sale.

Disaggregation of Revenues

The following table depicts the disaggregation of the various types of revenue generated by the Company:

	2020	2019
Commission revenue	$ 517,044	$ 522,324
Insurance products	247,762	359,161
Asset-based revenue	69,109	135,969
Revenue from registered and unregistered offerings	96,441	52,695
Fees earned	883,371	1,055,890
Other revenue	110,310	30,166
	$ 1,924,037	$ 2,156,205

The following table sets forth revenue disaggregated by the recognition pattern:

	2020	2019
Point-in-time	$ 791,948	$ 679,287
Over time	1,132,089	1,476,918
	$ 1,924,037	$ 2,156,205

Receivables from Contracts with Customers

The following presents the total of account receivable from contracts with customers:

	2020	2019
Receivables from contracts with customers:		
Beginning	$ 149,183	$ 246,255
Ending	90,926	149,183

(9) Retirement Plan

The Company maintains a defined contribution 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Voluntary employee participation in the plan is limited to U.S. Treasury Department Regulations. The Company contributed $13,865 and $12,000 in 2020 and 2019, respectively.

(10) Related Parties

The Company is related to Capital Investment Group, Inc. (CIG) by common ownership. The Company paid Capital Investment Group, Inc. $144,000 and $154,000 in 2020 and 2019, respectively, in management fees for the use of its office space and support staff.

The Company collects and pays out fees for Capital Investment Counsel, Inc. (a company related by common ownership) of $17,794 and $17,976 in 2020 and 2019, respectively.

The Company receives fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management. Total fees received in 2020 and 2019, were $348,803 and $376,881, respectively.

(11) Off-Balance Sheet Risk

Pursuant to a clearance agreement, all securities transactions are handled through a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions originated by the Company. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor the collateral available on customers' accounts.

(12) Risks & Uncertainties

The Company is a registered broker-dealer and its operations and financial position are mostly dependent upon current and future stock market conditions. The COVID-19 pandemic's length and severity may affect the stock market and the Company's results in subsequent periods. As a response to situations like the COVID-19 pandemic, the Company has a natural disaster plan in place and regularly conducts exercises that allow for testing of those processes and procedures. Due to the COVID-19 pandemic, and as a feature of the natural disaster plan employees began working remotely and this enabled the Company to update its remote technology.

(12) Subsequent Events

The date to which events occurring after December 31, 2020, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 17, 2021, the date the financial statements were available to be issued.

Schedule 1

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Changes in Stockholders' Equity

Years Ended December 31, 2020 and 2019

	Common stock	Additional paid in capital	Retained earnings	Total
Balance, December 31, 2018	$ 371,000	$ 50,000	$ 238,642	$ 659,642
Net income for 2019	-	-	31,515	31,515
Dividends paid	-	-	(164,623)	(164,623)
Balance, December 31, 2019	371,000	50,000	105,534	526,534
Net loss for 2020	-	-	(28,670)	(28,670)
Dividends paid	-	-	(43,899)	(43,899)
Balance, December 31, 2020	$ 371,000	$ 50,000	$ 32,965	$ 453,965

See auditors' report.

Schedule 2

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020 and 2019

	2020	2019
Net capital:		
Total stockholders' equity	$ 453,965	$ 526,534
Deduct: Non-allowable assets	(294,882)	(297,856)
Deduct: Securities haircuts	(2,118)	(1,231)
Net capital	$ 156,965	$ 227,447
Aggregate indebtedness:		
Accounts and other payables	$ 1,230	$ 1,116
Commissions payable	90,269	128,762
Accrued retirement	12,000	12,000
Total	$ 103,499	$ 141,878
Net capital requirements:		
Broker-dealer minimum, as calculated	$ 50,000	$ 50,000
Net capital in excess of requirements	106,965	177,447
Net capital as computed above	$ 156,965	$ 227,447
Ratio of aggregate indebtedness to net capital	0.66 to 1	0.62 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020 and 2019.

See auditors' report.

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2020 and 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See auditors' report.

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation and Reconciliation
of Net Capital in Accordance with Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2020 and 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See auditors' report.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Stockholders
Capital Investment Brokerage, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Capital Investment Brokerage, Inc. and SIPC, solely to assist you and SIPC in evaluating Capital Investment Brokerage, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Capital Investment Brokerage, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery, & Roberts, LLP

February 19, 2021

CAPITAL INVESTMENT BROKERAGE, INC.

Schedule of Assessment and Payments

Year ended December 31, 2020

Assessment for December 31, 2020	$	3,002
Less:		
Payment July 1, 2020		(1,423)
Payment February 16, 2021		(1,579)
Balance due March 1, 2021	$	None

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Capital Investment Brokerage, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital Investment Brokerage, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 19, 2021

EXEMPTION STATEMENT

Capital Investment Brokerage, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Capital Investment Brokerage, Inc. claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2020, pursuant to paragraph k(2)(ii).

Capital Investment Brokerage, Inc. met the identified exemption provisions throughout the year ended December 31, 2020 without exception.

Richard K. Bryant, President

2/19/2021

Date